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November 1, 2005



BY FACSIMILE AND EDGAR-CORRESP
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Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-0303

        Re:  GenTek Inc. Schedule 14D-9
             Filed October 26, 2005
             ----------------------------

Dear Ms. Adams:

        Set forth below is the response of GenTek Inc. (the "Company") to your comment letter of November 1, 2005:

      1. We note your response to comment 2. Revise the Schedule to clarify the board's understanding of the term "reasonable price" as the board uses the term in this context. We note from your response that the board "could not conclude that the offer price was unfair." If the board made a fairness determination, revise to clarify this fact and provide the basis for the determination. Also revise the Schedule to disclose all factors considered by the board. For example, your response indicates that the board also considered the trading price of the underlying common stock for the past two years and the fact that the warrants exercise prices have substantially exceeded the common stock's market price since the warrants were issued.

      We respectfully submit that the Company's Board of Directors did not make a recommendation to the holders of the Company's Tranche B and Tranche C Warrants by use of the term "reasonable price." The Schedule 14D-9 clearly states that the Company is expressing no opinion and is remaining neutral towards the tender offer. Specifically:

   o The Board did not make a "fairness determination" as to the price offered. It simply noted the price offered for each Tranche, that the price was above the latest reported trading price (as disclosed to the holders in the Schedule TO and the Offer to Purchase), and that trading in the Warrants was extremely thin since the date of issuance
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November 1, 2005
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   o  The Board did not have any information or data before it that was not publicly available. The price of the common stock, the price of the Warrants, and the volume of trading of each security since November 10, 2003 is readily available through Yahoo.Finance, Bloomberg and other on-line quotation services.

   o The Board was unable to reach any conclusion as to where the price for the common stock might be on November 10, 2008 or November 10, 2010, the expiration date of the Tranche B or Tranche C Warrants, and thus was unable to conclude whether the Warrants would ever come into the money.

      In these circumstances, a "neutral" view is not precluded by the publicly available data that these Warrants may never achieve exercisable value within a 3 or 5 year horizon, and that an opportunity for those Warrant holders who may wish to monetize their Warrants now at the offered price is reasonable and one that a holder may want to consider.

      Accordingly, we respectfully submit that a further revision to the
Schedule 14D-9 is not required, and that in this case the brevity and succinctness of the Company's disclosure in Item 4 of the Schedule 14D-9 makes it pellucidly clear the reasons for the Board's neutral position.



                                       Sincerely yours,

                                       /s/ William P. O'Neill
                                       -----------------------------------
                                       William P. O'Neill



Cc:     James Imbriaco
        Vice President, General Counsel and Secretary